NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Bank of America Corporation (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Barclays ETN + Short B Leveraged Exchange Traded Notes Linked to the Inverse Performance of the S&P 500 Total Return Index (suspended: 4/11/2014) symbol:
BXDB

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that, on April 11, 2014, the issuer liquidated the securities listed above at a rate of $10.00 per unit. Accordingly, trading in the issue was suspended before the opening on the date specified above.